                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           Bancorp Rhode Island, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   059690 10 7
                                 (CUSIP Number)

                                December 31, 2004
             (Date Of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                     [ ]      Rule 13d-1(b)
                     [ ]      Rule 13d-1(c)
                     [x]      Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

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     1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities
            Only)
                                              Malcolm G. Chace
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     2      Check the Appropriate Box if a Member of a Group     (a) [ ]
            (See Instructions)                                   (b) [ ]
            Not Applicable
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     3      SEC Use Only

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     4      Citizenship or Place of Organization

                         United States
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 ----------------------------------- --------- ---------------------------------------------------
Number of           5   Sole Voting Power
Shares                        77,902
Beneficially
Owned by            6   Shared Voting Power
Each                         475,706
Reporting
Person With         7   Sole Dispositive Power
                             77,902

                    8   Shared Dispositive Power
                            475,706

 ----------------------------------- --------- ---------------------------------------------------
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     9      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                553,608
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    10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                    (See Instructions)

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    11      Percent of Class Represented by Amount in Row (9)

                               13.8% (based on 4,010,929 shares outstanding).
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    12      Type of Reporting Person (See Instructions)

                                                     IN
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Item 1.

Item 1(a).  Name of Issuer.

         Bancorp Rhode Island, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

         One Turks Head Place
         Providence, RI 02903

Item 2.

2(a).  Name of Person Filing.

         Malcolm G. Chace

2(b).  Address or Principal Business Office or, if none, Residence.

         c/o Point Gammon Corporation
         One Providence Washington Plaza, 4th Floor
         Providence, Rhode Island 02903

2(c).  Citizenship.

         United States

2(d).  Title of Class of Securities.

         Common Stock, par value $0.01 per share

2(e).  CUSIP Number.

         059690 10 7

Item 3.

         Not Applicable

Item 4.  Ownership.

Provide the following  information regarding the aggregate number and percentage of the  class  of  securities  of the  issuer  identified  in Item 1.

a. Amount  Beneficially  Owned.

     As of December 31, 2004, the reporting person beneficially  owned:  553,608 shares of Common  Stock,  (i) 77,902  shares of which are held in a Grantor
     Trust over which Mr.  Chace has sole voting  power and sole power to direct the  disposition,  (ii) 59,673 shares of which are held in trusts for which
     Mr. Chace acts as  co-trustee  and over which Mr. Chace shares voting power and the power to direct the disposition,  (iii) 411,533 shares of which are held in trusts for which an immediate  family member of Mr. Chace acts as a trustee and over which Mr.  Chace is deemed to share  voting  power and the power to direct the  disposition,  and (iv) 4,500 shares of which are owned by Mr.  Chace's  spouse.  Mr.  Chace  expressly  disclaims  any economic or beneficial  interest  in  9,225  of  the  shares  held  by  certain  trusts referenced  in clause  (ii).

b.   Percent of class.  13.8%  (based upon  4,010,929  shares  outstanding).

c.    Number of shares as to which such person has:

i.       sole power to vote or to direct the vote ........................77,902
ii.      shared power to vote or to direct the vote......................475,706
iii.     sole power to dispose or to direct the disposition of ...........77,902
iv.      shared power to dispose or to direct the disposition of.........475,706

Item 5. Ownership of Five Percent or Less of a Class.

         Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being
         Reported on by the Parent Holding Company or Control Person.

         Not Applicable

Item 8. Identification and Classification of Members of the Group.

         Not Applicable

Item 9. Notice of Dissolution of Group.

         Not Applicable

Item 10. Certifications.
         Not Applicable

Signature

After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 9, 2005

                  /s/ Malcolm G. Chace
                  ------------------------
Name/Title            Malcolm G. Chace